Exhibit 21

Subsidiaries of The Female Health Company (1)

The subsidiaries of The Female Health Company are as follows:

Name	Jurisdiction of Organization

Aspen Park Pharmaceuticals, Inc.	Delaware
Badger Acquisition Sub, Inc.	Delaware
The Female Health Company Limited	United Kingdom
The Female Health Company (UK) Plc.	United Kingdom
The Female Health Company (M) SDN.BHD	Malaysia

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(1)All subsidiaries are wholly owned, directly or indirectly, by The Female Health Company.